EXHIBIT 7

CERTIFICATION UNDER
SECTION 906 OF SARBANES-OXLEY ACT OF 2002

CERTIFICATION

In connection with the annual report of Catalyst Paper Corporation (the “Company”) on Form 40-F for the fiscal year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Russell J. Horner, Chief Executive Officer, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

A.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

B.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Russell Horner”
Russell J. Horner
President and Chief Executive Officer

February 3, 2006